Filed Pursuant to Rule 433
Registration No. 333-277211

HSBC USA Inc.
Market Linked Securities

Market Linked Securities—Auto-Callable with Contingent Coupon and Contingent Downside

Principal at Risk Securities Linked to the Lowest Performing of the State Street® Industrial Select Sector SPDR® ETF, the State Street® Technology Select Sector SPDR® Fund and the State Street® Health Care Select Sector SPDR® ETF due November 26, 2029

Term Sheet to Free Writing Prospectus dated November 10, 2026

Summary of Terms

Issuer	HSBC USA Inc. ("HSBC")
Market Measures	The State Street® Industrial Select Sector SPDR® ETF ("XLI"), the State Street® Technology Select Sector SPDR® Fund ("XLK") and the State Street® Health Care Select Sector SPDR® ETF ("XLV") (each referred to as an "Underlying Fund," and collectively as the "Underlying Funds")
Face Amount (Original Offering Price)	The principal amount of $1,000 per security
Pricing Date*	November 20, 2026
Issue Date*	November 25, 2026
Final Calculation Day*	November 20, 2029
Stated Maturity Date*	November 26, 2029
Contingent Coupon Payments	On each contingent coupon payment date, you will receive a contingent coupon payment at a per annum rate equal to the contingent coupon rate (each a "contingent coupon payment") if, **and only if,** the fund closing price of the lowest performing Underlying Fund on the related calculation day is greater than or equal to its coupon threshold price. Each contingent coupon payment, if any, will be calculated per security as follows: ($1,000 × contingent coupon rate) / 12
Contingent Coupon Rate	At least 9.20% per annum, to be determined on the pricing date
Calculation Days*	Monthly, on the 20th day of each January, February, March, April, May, June, July, August, September, October, November and December commencing December 2026 and ending November 2029; provided that the November 2029 calculation day will be the final calculation day, each subject to postponement
Contingent Coupon Payment Dates	Monthly, on the third business day following each calculation day, provided that the contingent coupon payment date with respect to the final calculation day will be the stated maturity date
Automatic Call	If the fund closing price of the Lowest Performing Underlying Fund on any of the Calculation Days from May 2027 to October 2029 is greater than or equal to its starting price, the securities will be automatically called, and you will receive a cash payment per security equal to the face amount plus a final contingent coupon payment on the related call settlement date. The securities will not be subject to automatic call until the sixth calculation day, which is approximately six months after the issue date. If the securities are automatically called, they will cease to be outstanding on the related call settlement date and you will have no further rights under the securities after such call settlement date. You will not receive any notice from us if the securities are automatically called.
Call Settlement Date*	Three business days after the applicable calculation day.
Maturity Payment Amount (per security)	• If the ending price of the lowest performing Underlying Fund on the final calculation day is greater than or equal to its downside threshold price: $1,000; or • If the ending price of the lowest performing Underlying Fund on the final calculation day is less than its downside threshold price: $1,000 × performance factor of the lowest performing Underlying Fund on the final calculation day
Lowest Performing Underlying Fund	For any calculation day, the Underlying Fund with the lowest performance factor on such calculation day.
Performance Factor	With respect to an Underlying Fund on any calculation day, its fund closing price on such calculation day *divided* by its starting price (expressed as a percentage).
Starting Price	For each Underlying Fund, its fund closing price on the pricing date
Ending Price	For each Underlying Fund, its fund closing price on the final calculation day
Coupon Threshold Price	For each Underlying Fund, 70% of its starting price
Downside Threshold Price	For each Underlying Fund, 60% of its starting price

*Subject to change

Summary of Terms (Continued)

Calculation Agent	HSBC
Denominations	$1,000 and integral multiples of $1,000 in excess thereof
Agent's Commission and Other Fees	Up to 2.325%; dealers, including those using the trade name Wells Fargo Advisors ("WFA"), may receive a selling concession of up to 1.75% and WFA will receive a distribution expense fee of 0.075%. In addition, in respect of certain securities sold in this offering, the Issuer may pay a fee of up to 0.30% per security to selected securities dealers in consideration for marketing and other services in connection with the distribution of the securities to other securities dealers.
CUSIP / ISIN	40447LJ27 / US40447LJ276
Material Tax Consequences:	See the free writing prospectus.

Hypothetical Payout Profile (Maturity Payment Amount)


140%
120%
100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
Security Return at Maturity
40% contingent downside protection
Return of the lowest performing Underlying
-100%
-60%
-20%
0%
20%
60%
100%
Hypothetical Security Return
Hypothetical Return of the Lowest Performing Underlying at Maturity

If the securities are not automatically called prior to maturity and the ending price of the lowest performing Underlying Fund on the final calculation day is less than its downside threshold price, you will have full downside exposure to the decrease in the price of the lowest performing Underlying Fund from its starting price and will lose more than 40%, and possibly all, of the face amount of your securities at maturity.

Any positive return on the securities will be limited to the sum of your contingent coupon payments, if any. You will not participate in any appreciation of any Underlying Fund, but you will have full downside exposure to the lowest performing Underlying Fund on the final calculation day if the securities are not automatically called and its ending price is less than its downside threshold price.

The estimated initial value of the securities on the pricing date is expected to be between $920.00 and $960.00 per security, which will be less than the original offering price. The market value of the securities at any time will reflect many factors and cannot be predicted with accuracy. See "Terms of the Securities—Estimated Initial Value" in the accompanying free writing prospectus.

Free writing prospectus:
https://www.sec.gov/Archives/edgar/data/83246/000110465926125100/tm2628731d147_fwp.htm

The securities have complex features and investing in the securities involves risks not associated with an investment in conventional debt securities. See "Selected Risk Considerations" in this term sheet and beginning on page FWP-9 of the accompanying free writing prospectus, and "Risk Factors" beginning on page PS-5 of the accompanying product supplement, page S-1 of the underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the accompanying free writing prospectus, product supplement, underlying supplement, prospectus supplement and prospectus before making a decision to invest in the securities. If the terms described in the free writing prospectus are inconsistent with those described herein, the terms described in the free writing prospectus will control.

Selected Risk Considerations

The risks set forth below are discussed in detail in the "Selected Risk Considerations" section in the accompanying free writing prospectus and the "Risk Factors" section in the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Please review those risk disclosures carefully.

Risks Relating To The Structure Of The Securities

- If The Securities Are Not Automatically Called Prior To Maturity, You May Lose A Significant Portion Or All Of The Face Amount Of Your Securities At Maturity.
- The Securities Do Not Provide For Fixed Payments Of Interest And You May Receive No Coupon Payments On One Or More Contingent Coupon Payment Dates, Or Even Throughout The Entire Term Of The Securities.
- The Securities Are Subject To The Full Risks Of Each Underlying Fund And Will Be Negatively Affected If Any Underlying Fund Performs Poorly, Even If The Other Underlying Funds Perform Favorably.
- Your Return On The Securities Will Depend Solely On The Performance Of The Lowest Performing Underlying Fund On Each Calculation Day, And You Will Not Benefit In Any Way From The Performance Of The Better Performing Underlyings.
- You Will Be Subject To Risks Resulting From The Relationship Among The Underlying Funds.
- You May Be Fully Exposed To The Decline In The Lowest Performing Underlying Fund On The Final Calculation Day From Its Starting Price, But Will Not Participate In Any Positive Performance Of Any Underlying Fund, And Your Maximum Possible Return On The Securities Will Be Limited To The Sum Of Any Contingent Coupon Payments.
- Higher Contingent Coupon Rates Are Associated With Greater Risk.
- You Will Be Subject To Reinvestment Risk.
- A Contingent Coupon Payment Date, A Call Payment Date And The Stated Maturity Date May Be Postponed If A Calculation Day Is Postponed.

Risk Relating To The Credit Risk Of HSBC

- The Securities Are Subject To The Credit Risk Of HSBC USA Inc.

Risks Relating To The Estimated Value Of The Securities And Any Secondary Market

- The Estimated Initial Value Of The Securities, Which Will Be Determined By Us On The Pricing Date, Is Expected To Be Less Than The Original Offering Price And May Differ From The Market Value Of The Securities In The Secondary Market, If Any.
- The Price Of Your Securities In The Secondary Market, If Any, Immediately After The Pricing Date Is Expected To Be Less Than The Original Offering Price.
- If HSBC Securities (USA) Inc. Or The Agent Were To Repurchase Your Securities Immediately After The Issue Date, The Price You Receive May Be Higher Than The Estimated Initial Value Of The Securities.
- The Value Of The Securities Prior To Maturity Or Automatic Call Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.
- The Securities Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Securities To Develop.

Risks Relating To The Underlying Funds

- The Performance Of Each Underlying Fund May Not Correlate With The Performance Of Its Underlying Index As Well As The Net Asset Value Per Share Of The Fund, Especially During Periods Of Market Volatility.
- Any Payments On The Securities And Whether The Securities Are Automatically Called Will Depend Upon The Performance Of The Underlying Funds And Therefore The Securities Are Subject To The Following Risks, Each As Discussed In More Detail In The Accompanying Product Supplement.
  - *Investing In The Securities Is Not The Same As Investing In The Underlying Funds.*
  - *Historical Prices Of An Underlying Fund Should Not Be Taken As An Indication Of Its Future Performance During The Term Of The Securities.*
  - *Changes That Affect An Underlying Fund May Adversely Affect The Value Of The Securities And Any Payments On The Securities.*
  - *We, The Agent And Our Respective Affiliates Cannot Control Actions By Any Of The Unaffiliated Companies Whose Securities Are Included In Or Held By An Underlying.*
  - *Anti-dilution Adjustments Relating To The Shares Of The Underlying Funds Do Not Address Every Event That Could Affect Such Shares.*
- *An Investment In The Securities Is Subject To Risks Associated With Investing In Stocks In The Relevant Sectors*
  - *There Are Risks Associated With The Technology Sector.*
  - *There Are Risks Associated With The Industrial Sector.*
  - *There Are Risks Associated With The Health Care Sector.*

Risks Relating To Conflicts Of Interest

- Our Economic Interests And Those Of Any Dealer Participating In The Offering Of Securities Will Potentially Be Adverse To Your Interests.

Risks Relating To Tax

- The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.